# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXP WORLD HOLDINGS, INC., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 01/31/2026
Amends the filing with accession number 0001104659-25-020057
Filed by CIK 0001588428
Persons authorized to receive notices and communications: Frank Selden, 7000 Bahia Beach Blvd., Rio Grande, Puerto Rico (PR), 00745, 206-550-9777

## Reporting persons
- Penny Sanford (CIK 0001588428): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,731,114; sole dispositive power 0; shared dispositive power 26,731,114; aggregate amount beneficially owned 26,731,114 (16.51% of the class)
  Comment: (1) Shared voting and dispositive power based on 26,731,114 shares of common stock subject to the Penny L Sanford TTEE Gratitude 2022 Trust dated as of August 26, 2022.
  
  (2) Percent of Class Represented based on 161,893,096 shares of common stock issued and outstanding as of January 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EXP WORLD HOLDINGS, INC.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Comment: The amendment is being filed solely to reflect the death of Penny Sanford, who previously served as Trustee of the Penny L Sanford TTEE Gratitude 2022 Trust (the "Trust"). Upon Ms. Sanford's death, Frank Selden was appointed as the Trustee of the Trust.

## Signatures
- Penny Sanford: /s/ Frank Selden, Frank Selden, as Trustee of the Penny L Sanford TTEE Gratitude 2022 Trust (02/17/2026)